SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature Page	3

Announcement dated April 9, 2008	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 10, 2008	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Date of Meeting of the Board of Directors

This announcement is made pursuant to Rule 13.43 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) announces that a meeting of the Board of the Company will be held on Friday, 25 April 2008 at 9:30 a.m. for the purposes of considering and approving the first quarter’s results of the Company for the period ended 31 March 2008 prepared in accordance with the China Accounting Standards for Business Enterprises for publication and transacting any other business.

By Order of the Board
Zhang Jingming
Company Secretary

Shanghai, the PRC, 9 April 2008

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.